

Mail Stop 4628

June 7, 2016

Anthony C. Schnur
Chief Executive Officer
Lucas Energy, Inc.
450 Gears Road, Suite 780
Houston, Texas 77067

> **Re: Lucas Energy, Inc.**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed May 25, 2016**
> **File No. 001-32508**

Dear Mr. Schnur:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 10, 2016 letter.

General

1. Based upon your response to prior comment 1 as well as existing disclosure in the proxy statement, it appears that the ultimate impact of the proposals will be to increase your total shares outstanding of 1,625,225 shares by 37,398,516 shares. We also note that this is based upon certain assumptions regarding the interest rate, conversion premium and stock price and that the actual number of shares may be greater. Provide this information in the forepart of your proxy statement.

Letter to Shareholders

2. Given the conversion terms (at a discount to market price) and number of shares issuable under the Securities Purchase Agreement and the Line of Credit Agreement and their potential impact upon the number of shares outstanding and price of your common stock,

expand your disclosure to explain why the Board felt it appropriate to enter into those first two agreements.

Unaudited Pro Forma Financial Information, page 66

3.   It does not appear that your pro forma financial statements reflect certain transactions that you have recently entered into (i.e., the agreements described in your proxy such as the Securities Purchase Agreement and the Stock Purchase Agreement). Please tell us how you considered whether pro forma financial information should be presented for these transactions. Refer to Rule 11-01(a) of Regulation S-X.

Note 2 – Pro Forma Combined Supplemental Information on Oil and Gas Producing Activities (Unaudited), page 71

Pro Forma Combined Estimated Quantities of Proved Oil and Gas Reserves (Unaudited), page 71

4.   Expand the tabular disclosure on page 71 to separately provide the net quantities of proved developed and proved undeveloped reserves by individual product type (i.e., crude oil, natural gas, natural gas liquids, and oil equivalents). Refer to FASB ASC 932-235-50-4 and, for additional guidance, refer to the presentation format in the example provided in FASB ASC 932-235-55-2.

Note 3 – Purchase Price Allocation, page 73

5.   We note the revised disclosure provided in response to prior comment 5. However, it does not appear that the value of the equity securities to be issued as part of the proposed transaction was updated to use the most recent stock price at the time of filing. Please revise your disclosure accordingly.

Note 4 – Pro Forma Adjustments, page 74

Reserves, page 75

6.   We have read your response to prior comment 8. We reissue our prior comment as the disclosure in your amendment does not appear to provide the net quantities by reserve category of developed and undeveloped reserves on a disaggregated basis relating to the oil and gas properties to be acquired.

7.   The disclosure on page 75 refers to the estimated discounted future net cash flow before tax expenses (PV-10) related to proved undeveloped reserves. However, the tabular presentation of net reserves provided on page F-7 pertaining to the properties to be acquired is limited to the disclosure of proved developed producing reserves. Please

revise your disclosure as necessary to resolve any inconsistencies in the classification and disclosure of proved reserves.

Ownership of Securities, page 107

8. We note your response to prior comment 10, and your disclosure in your beneficial ownership table with respect to the other persons receiving shares pursuant to the transactions other than the acquisition. Please expand your disclosure to indicate the natural person having voting or investment power of the shares held by or to be issued to:

- The Ironman funds and partnerships;
- Rockwell Capital Partners;
- Coyle Manna Management LLC;
- DBS Investments;
- Azar, MPII & Range A&D Fund, LP;
- Saxum Energy, LLC;
- Scott Lake Energy, L.P.;
- Discover Growth Fund;
- Target Alliance London Limited; and
- Tex Oak Energy, LLC;

Also, please advise as to why such ownership is determined based on the 15,015,703 shares of common stock expected to be outstanding as a result of the closing of the acquisition rather than a calculation which includes these issuances in the number of outstanding shares.

You may contact Diane Fritz, Staff Accountant, at 202-551-3331 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have questions regarding the engineering comments. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources